UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING
                                   FORM 10-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

PART I--REGISTRANT INFORMATION

Columbia Laboratories, Inc.
2665 South Bayshore Drive
Miami, Florida 33133

PART II--RULES 12B-25(B) AND (C)

     The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense. The subject annual report on Form 10-K will be filed on or before April 17, 1995.

PART III--NARRATIVE

     The Company was not able to complete the preparation of the Form 10-K on a timely basis because the Company has been devoting a significant amount of its time and resources towards negotiations in respect of a transaction which management believes will have a significant impact on the Company, including its current financial position.

PART IV--OTHER INFORMATION

(1) Margaret J. Roell
    Vice President--Finance and Administration
    Chief Financial Officer
    (305) 860-1670

(2) Yes

(3) No

     Columbia Laboratories, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                          /s/_Margaret J. Roell_________________
                                          Vice President--Finance and
                                          Administration
                                          Chief Financial Officer

Dated March 30, 1995